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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  MP3.COM, INC.
                                ----------------
                                (Name of Issuer)




                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)




                                   62473M 10 9
                                 --------------
                                 (CUSIP Number)




                                DECEMBER 31, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     [ ]         Rule 13d-1(b)

                     [ ]         Rule 13d-1(c)

                     [X]         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                  Page 1 of 4
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CUSIP NO. 62473M 10 9                    13G                  PAGE 2 OF 4 PAGES

  (1)     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)(ENTITIES ONLY) MICHAEL ROBERTSON

          ---------------------------------------------------------------------
  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)   [ ]
          (b)   [ ]
          ---------------------------------------------------------------------
  (3)     SEC USE ONLY

          ---------------------------------------------------------------------
  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------
                       (5)     SOLE VOTING POWER
  NUMBER OF                    22,268,424(1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     789,503
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
    PERSON                     22,268,424(1)
     WITH:             --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               789,503
                       --------------------------------------------------------
  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          23,057,927
          ---------------------------------------------------------------------
 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*
          [X](2)
          ---------------------------------------------------------------------
 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          35.1%
          ---------------------------------------------------------------------
 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------


(1) On October 24, 2000 and November 9, 2000 the reporting person entered into two agreements with individuals pursuant to which he granted the individuals the right to purchase 2,000,000 shares and 500,000 shares, respectively, of his common stock. As of the date of this report, the right has not been exercised by either individual.

(2) Reporting Person's spouse holds 379,478 shares in her separate property trust. The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities.


                                  Page 2 of 4
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ITEM 1.
                (a)       Name of Issuer: MP3.COM, INC.
                (b)       Address of Issuer's Principal Executive Offices:
                          4790 EASTGATE MALL, SAN DIEGO, CA 92121

ITEM 2.
                (a)       Name of Person Filing:
                               MICHAEL ROBERTSON

                (b)       Address of Principal Business Office or, if none,
                          Residence: 4790 EASTGATE MALL, SAN DIEGO, CA 92121
                (c)       Citizenship:  UNITED STATES
                (d)       Title of Class of Securities: COMMON STOCK
                (e)       CUSIP Number:  62473M 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A
                (a)     [ ]    Broker or Dealer registered under Section 15 of
                               the Act (15 U.S.C. 78o);
                (b)     [ ]    Bank as defined in section 3(a)(6) of the Act
                               (15 U.S.C. 78c);
                (c)     [ ]    Insurance company as defined in section 3(a)19)
                               of the Act (15 U.S.C. 78c);
                (d)     [ ]    An investment company registered under section 8
                               of the Investment Company Act of 1940 (15 U.S.C.
                               80a-8);
                (e)     [ ]    An investment adviser in accordance with Section
                               240.13d-1(b)(1)(ii)(F);
                (f)     [ ]    An employee benefit plan or endowment fund in
                               accordance with Section 240.13d-1(b)(1)(ii)(F);
                (g)     [ ]    A parent holding company or control person in
                               accordance with Section 240.13d-1(b)(ii)(G);
                (h)     [ ]    A savings association as defined in Section 3(b)
                               of the Federal Deposit Insurance Act (12 U.S.C.
                               1813);
                (i)     [ ]    A church plan that is excluded from the
                               definition of an investment company under section
                               3(c)(14) of the Investment Company Act of 1940
                               (15 U.S.C. 80a-3);
                (j)     [ ]    Group, in accordance with Section
                               240.13d-1(b)(1)(ii)(J)

ITEM 4.         OWNERSHIP

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


             (a)     Amount Beneficially Owned:

                     23,057,927 shares, including (i) 379,769 shares held by the Reporting Person in his separate property trust of which he is the trustee, (ii) 740,753 shares held in trust of which the reporting person and his spouse are co-trustees, and
                     (iii) 48,750 shares held in trust for the benefit of the Reporting Person's children, of which the reporting person and the reporting person's spouse are co-trustees.

             (b)     Percent of Class: 35.1%

             (c)     Number of shares as to which such person has:

                     (i)       sole power to vote or to direct the vote:
                               22,268,424
                     (ii)      shared power to vote or to direct the vote:
                               789,503
                     (iii) sole power to dispose or to direct the disposition of: 22,268,424
                     (iv) shared power to dispose or to direct the disposition of: 789,503


Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: NOT APPLICABLE

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           740,753 shares are held in a trust of which the reporting person and his spouse are beneficiaries, and 48,750 shares are held in trust of which the reporting person's children are the beneficiaries. The beneficiaries of each of the trusts have the right to receive dividends on or proceeds from the sale of such shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY: NOT APPLICABLE


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ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: NOT
                APPLICABLE

ITEM 9.         NOTICE OF DISSOLUTION OF A GROUP: NOT APPLICABLE

ITEM 10.        CERTIFICATION: NOT APPLICABLE

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            January 30,  2001
                                            ------------------------------------
                                            Date

                                            /s/ Michael Robertson
                                            ------------------------------------
                                            Signature

                                            Michael Robertson
                                            ------------------------------------
                                            Printed Name

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




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